Exhibit 99.2

CERTICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 10-Q of Archer-Daniels-Midland Company (the "Company") for the quarter ended September 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, D. J. Schmalz, Senior Vice President and Chief Financial Officer of the Company, certify that:

(i)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii)   The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

D. J. Schmalz
Senior Vice President and
 Chief Financial Officer
November 12, 2002